Koppers Holdings Inc.

436 Seventh Avenue

Pittsburgh, PA 15219

January 14, 2010

United States

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-7010

Attention: John Hartz, Senior Assistant Chief Accountant

Re:	Koppers Holdings Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Definitive Proxy Statement on Schedule 14A Filed April 1, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Form 10-Q for the Fiscal Quarter Ended September 30, 2009
File No. 001-32737

Koppers Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
File No. 001-12716

Dear Mr. Hartz:

We received your letter dated December 30, 2009 regarding the Securities and Exchange Commission’s (the “SEC” or the “Commission”) review of the above-mentioned filings for Koppers Holdings Inc. and Koppers Inc. In connection with responding to the SEC’s comments, we acknowledge that:

a) the company is responsible for the adequacy and accuracy of the disclosure in its filings;

b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

General

SEC Comment:

1.	Please tell us the reason why Koppers Inc. has not filed its Form 10-Q for the fiscal quarter ended September 30, 2009.

Company Response:

Koppers Inc. filed periodic reports because of a contractual obligation under the indenture related to its 9 7/8% Senior Secured Notes due 2013. The notes were redeemed on October 15, 2009 and this contractual obligation terminated. A Form 15 was filed on January 13, 2010 to clarify that this obligation has terminated.

SEC Comment:

2.	To the extent applicable, our comments should also be complied with in any future filings of Koppers Inc.

Company Response:

To the extent applicable, we will comply with your comments in any future filings of Koppers Inc. in the event Koppers Inc. makes any future filings.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1A. Risk Factors, page 12

SEC Comment:

3.	In future filings containing risk factor disclosure, please refrain from using qualifying or limiting statements in the introductory paragraph, such as references to other risks of which you are currently unaware or that you do not currently deem material. In view of the requirements of Item 503(c) of Regulation S-K, such qualifications and limitations are inappropriate. Your risk factor disclosure should address all of the material risks that you face. If you do not deem risks material, you should not make reference to them.

Company Response:

In future filings containing risk factor disclosure, we will refrain from using qualifying or limiting statements in the introductory paragraph, such as references to other risks of which we are currently unaware or of which we do not currently deem material.

United States Securities and Exchange Commission

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Critical Accounting Policies – Goodwill, page 40

SEC Comment:

4.	To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying value, and goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results, please revise future filings to provide the following disclosures for each reporting unit:

•	The percentage by which fair value exceeds carrying value as of the most-recent step-one test.

•	The amount of goodwill allocated to the reporting unit.

•	A description of the assumptions that drive the estimated fair value.

•

A discussion of any uncertainties associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that deviate from your historical results, please include a discussion of these assumptions.

•	A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

•	Any other material and useful information you gather and analyze regarding the risks of recoverability of your goodwill.

If you have determined that estimated fair values substantially exceed carrying values for all of your reporting units, please disclose that determination in future filings. Refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Company Response:

Based upon the results of our step-one test of goodwill impairment at November 30, 2008, we concluded that the estimated fair values substantially exceeded the carrying value of all our reporting units. For example, all reporting units’ estimated fair values exceeded carrying values by an amount greater than 175 percent. In future filings we will provide additional disclosures regarding the results of our goodwill impairment test according to the guidelines listed above.

United States Securities and Exchange Commission

Item 8. Financial Statements and Supplementary Data, page 43

Note 19 – Commitments and Contingent Liabilities, page 73

SEC Comment:

5.	For each of your legal proceedings and environmental matters, please address, in future filings, the expected timing for the resolution of the contingency.

Company Response:

If we know or anticipate the expected timing for the resolution of the contingency, we will address the timing in our future filings. Similarly, if we do not know the expected timing for the resolution of the contingency, we will include a statement to that effect in our future filings.

Item 15. Exhibits and Financial Statement Schedules, page 85

SEC Comment:

6.	We note that it appears you have not filed on EDGAR the exhibits and schedules to the credit agreement you have filed as Exhibit 10.50. Please file your complete credit agreement, including all of its schedules and exhibits, with your next periodic report or, if you wish, a current report on Form 8-K.

Company Response:

We will file on EDGAR our complete credit agreement, including all of its schedules and exhibits, with our next Form 10-K.

Exhibits 31.1 and 31.2 – Certifications

SEC Comment:

7.	In future filings, please file the certifications exactly as set forth in Item 601(b)(31) of Regulation S-K. In this regard, we note that you should not add the word “annual” before “report” in sections 2, 3, 4(a) and (c).

Company Response:

In future filings, we will file the certifications exactly as set forth in Item 601(b)(31) of Regulation S-K; we will not add the word “annual” before “report” in sections 2, 3, 4(a) and (c).

United States Securities and Exchange Commission

Definitive Proxy Statement on Schedule 14A Filed April 1, 2009

Executive Compensation, page 22

Compensation Discussion & Analysis, page 22

Role of Consultants, page 24

SEC Comment:

8.	With a view towards future disclosure, please describe for us in greater detail the types of advice FW Cook provided to the committee and what, if anything, the committee did with that advice.

Company Response:

In its role as independent advisor to the committee on executive compensation matters, FW Cook prepared a competitive assessment of the Company’s senior executive compensation levels relative to compensation levels disclosed in the proxy statements of our peer group companies, as well as proprietary general industry surveys. The committee considered this data in establishing compensation levels and annual bonus/incentive and long term incentive opportunities. Through its competitive assessment in early 2008, FW Cook determined that our named executive officers’ compensation ranged from below the 25 th percentile to the median on an individual basis. This assessment indicated that certain of our executives were somewhat below the Company’s stated compensation strategy of providing median compensation levels and opportunities. Based on their assessment, FW Cook advised the committee to consider increases to the base salaries of the Company’s senior executives and increases in long term incentive opportunities to bring total direct compensation in line with the market median (subject to affordability), while noting that the target bonus percentages for such executives were within an acceptable range. The committee considered the FW Cook study and guidance and determined to increase salaries in 2008 for our named executive officers in a range from approximately five percent to 20 percent to move their base salary levels closer to market median. The committee considered increases in long term incentive opportunities, but decided not to make changes at that time.

FW Cook also provided guidance to the committee on the 2008 annual bonus/incentive payments, 2008 discretionary incentive payments and 2008 special presidential awards. In this regard, FW Cook helped the committee understand how companies generally factor in gains and losses that are not contemplated in the target calculation when determining annual bonus/cash incentive plan calculations. The committee considered FW Cook’s guidance and as noted in the Company’s Definitive Proxy Statement on Schedule 14A Filed April 1, 2009 (the “Proxy Statement”), the committee elected not to consider the gain from the sale of the Monessen coke plant in determining adjusted earnings per share and value creation (for purposes of determining whether or not target levels were achieved) due to the large impact of the gain and the non-operating nature of the gain. However, the committee created a discretionary incentive pool for the reasons stated in the Proxy Statement.

United States Securities and Exchange Commission

Role of CEO and Committee, page 24

SEC Comment:

9.	With a view towards future disclosure, please clarify whether your chief executive officer, who we note serves on your board of directors, voted on his own compensation while acting in his capacity as a member of the board of directors.

Company Response:

Our chief executive officer does not vote on his own compensation while acting in his capacity as a member of the board of directors. We will modify our disclosure in the future to make this clear.

Annual Bonus/Incentive, page 27

SEC Comment:

10.	We note that the committee exercised its discretion to create and fund a discretionary cash incentive pool for the named executive officers in 2008. With a view towards future disclosure, please describe for us the individual performance the committee used to determine the amount of the annual bonus/incentive awarded to each of the named executive officers. In this regard, we note your disclosure on page 31 that your chief executive officer evaluated individual performance in connection with the determination of these awards. Please provide us with the equivalent information used to determine the amount of the special presidential award for Mr. Loadman.

Company Response:

As you noted, our chief executive officer (with respect to the named executive officers other than our chief executive officer) and the committee (with respect to the chief executive officer) evaluated individual performance in connection with the determination of a portion of the annual bonus/cash incentive for 2008 performance. The committee reviewed and approved the recommendations suggested by the chief executive officer. In the following paragraphs we describe the factors that were considered by our committee in approving the individual bonuses for our named executive officers. Our committee did not assign a specific weight to any of the factors. Rather the committee evaluated the factors as a whole and made a subjective determination of the amount of bonus to pay.

The factors considered by the committee in determining the amount of the annual bonus/incentive awarded to Mr. Turner, our president and chief executive officer, included his strong leadership of the company through the quickly changing and challenging economic environment in 2008 evidenced by the Company’s strong financial performance in 2008 above 2007 performance in a number of financial metrics, including sales, adjusted EBITDA and adjusted earnings per share despite such environment. In addition, the committee considered Mr. Turner’s success in balancing financial performance with safety, health and environmental issues, his ability to communicate effectively with our employees, business partners, shareholders and board of directors, the strategic expansion in China from one plant to two plants and the sale of the Company’s Monessen coke plant in 2008.

United States Securities and Exchange Commission

The individual factors considered by our chief executive officer in recommending and the committee in approving the amount of the annual bonus/incentive awarded to Mr. McCurrie, our vice president and chief financial officer, included the significant improvement of the Company’s debt to equity ratio and the Company’s global cash position in 2008, the expansion of the Company’s enterprise resource planning system (a system used to manage and integrate financial, manufacturing and supply chain management information) and consolidation of global information on that system in 2008, Mr. McCurrie’s design and implementation of a cost reduction program for the Company in the fourth quarter of 2008, his key role in communicating with investors and shareholders during 2008 and his leadership in driving the sale in 2008 of the Company’s Monessen coke plant.

The individual factors considered by our chief executive officer in recommending and the committee in approving the amount of the annual bonus/incentive awarded to Mr. Lacy, our senior vice president, administration, general counsel and secretary, included Mr. Lacy’s effective management of global legal matters and his successful resolution of several complex legal issues, the significant reduction in legal and other administrative expenses during 2008 and Mr. Lacy’s leadership in coordinating the sale in 2008 of the Company’s Monessen coke plant.

The individual factors considered by our chief executive officer in recommending and the committee in approving the amount of the special presidential award for Mr. Loadman, our vice president and general manager of our railroad products and services business unit, included the Company’s success in maintaining market share in the railroad products and services business despite the difficult economic conditions faced by customers in 2008, improved safety, health and environmental performance in that business in 2008 over the previous year and the increased relative efficiency and productivity of the railroad products and services business unit’s operations in a challenging economic environment in 2008.

We address the individual factors for Mr. Fitzgerald, our senior vice president of our global carbon materials and chemicals business unit, in our response to Question 11 below.

SEC Comment:

11.	We note the annual bonus/incentive payout to Mr. Fitzgerald and we note that the global carbon materials and chemicals business unit plan was funded at 102 percent. However, it is unclear how the payout was calculated. With a view towards future disclosure, please provide us with the information used to calculate the annual bonus/incentive for Mr. Fitzgerald.

United States Securities and Exchange Commission

Company Response:

The individual factors considered by our chief executive officer in recommending and the committee in approving the amount of Mr. Fitzgerald’s annual bonus/incentive included the strong, increased performance of the global carbon materials and chemical’s business in 2008, the expansion of the Company’s operations in China from one plant to two plants in 2008, the restructuring of global marketing and sales efforts in 2008 in the carbon materials and chemical’s business, improved safety, health and environmental performance in 2008 in that business, an increase in efficiency and productivity in global operations of our carbon materials and chemicals business in 2008, and his leadership in the sale in 2008 of the Company’s Monessen coke plant.

Long-Term Equity Incentives, page 32

SEC Comment:

12.	With a view towards future disclosure, please describe for us the factors the committee used to determine the amount of stock options, restricted stock units and performance stock units awarded to each of the named executive officers.

Company Response:

The committee awards stock options, restricted stock units and performance stock units to each of the named executive officers in accordance with a pre-determined formula based on each named executive officer’s salary. Pursuant to that formula, in 2008, Mr. Turner received awards having a total dollar value of approximately 133 percent of his annual salary; Mr. McCurrie, Mr. Lacy and Mr. Fitzgerald received awards having a total dollar value of approximately 100 percent of their respective annual salaries; and Mr. Loadman received awards having a total dollar value of approximately 67 percent of his annual salary. Once the total dollar value of the awards was determined for each named executive officer, the actual number of performance-based restricted stock units, stock options and time-based restricted stock units was determined as follows: 50 percent of the total dollar value was allocated to the performance-based restricted stock unit portion of the award, 30 percent was allocated to the stock option portion of the award and 20 percent was allocated to the time-based restricted stock unit portion of the award. The committee then used the closing price of our common stock on the New York Stock Exchange on the grant date to determine the number of performance-based restricted stock units awarded and the number of time-based restricted stock units awarded. To determine the number of stock options awarded, the committee divided the total dollar value attributed to the stock option portion of the award by the estimated fair value of the stock options on the date of grant, which was determined in accordance with the Black-Scholes valuation method.

United States Securities and Exchange Commission

Stock Ownership Guidelines, page 33

SEC Comment:

13.	In future filings, please disclose the then current status of your directors’ and named executive officers’ compliance with your stock ownership guidelines.

Company Response:

In future filings, we will disclose the then current status of our directors’ and named executive officers’ compliance with our stock ownership guidelines.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Item 1. Financial Statements, page 2

Note 18 – Financial Information for Subsidiary Guarantors, page 21

Condensed Consolidating Statement of Cash Flows, page 25

SEC Comment:

14.	Please supplementally tell us how and why Koppers Holdings (“Parent”) shows positive cash flows from operating activities.

Company Response:

Koppers Holdings’ cash flows from operating activities primarily represents dividends received from its wholly-owned subsidiary, Koppers Inc. The intercompany dividends are subsequently eliminated in consolidation.

Item 2. Management’s Discussions and Analysis of Financial Condition and Results of Operations, page 27

Liquidity and Capital Resources, page 35

Debt Covenants, page 36

SEC Comment:

15.	In future quarterly filings, please also disclose, at each balance sheet date, the actual ratios attained for each financial covenant you have provided. Such a presentation will allow an investor to more easily understand your current status in meeting your financial covenants.

Company Response:

In future quarterly filings, we will also disclose, at each balance sheet date, the actual ratios attained for each financial covenant.

If you have any questions, please do not hesitate to contact me.

United States Securities and Exchange Commission

Sincerely,

/s/ Brian H. McCurrie
Brian H. McCurrie
Chief Financial Officer